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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                      FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                     Commission File Number 001-11569

                           Rio Hotel & Casino, Inc.
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           (Exact name of registrant as specified in its charter)

                              1023 Cherry Road
                          Memphis, Tennessee 38117
                               (901) 762-8600
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           (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                    9-1/2% Senior Subordinated Notes Due 2007
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            (Title of each class of securities covered by this Form)

                                     None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      /X/       Rule 12h-3(b)(1)(ii)      / /
Rule 12g-4(a)(1)(ii)     / /       Rule 12h-3(b)(2)(i)       / /
Rule 12g-4(a)(2)(i)      / /       Rule 12h-3(b)(2)(ii)      / /
Rule 12g-4(a)(2)(ii)     / /       Rule 12h-3(b)(3)          / /
Rule 12h-3(b)(1)(i)      / /       Rule 15d-6                / /

Approximate number of holders of record as of the certification or notice date:  19


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     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Rio Hotel & Casino, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                 RIO HOTEL & CASINO, INC.


Dated:  January 4, 1999          By:       /s/ E. O. Robinson, Jr.
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                                    Name:  E. O. Robinson, Jr.
                                    Title: Senior Vice President, Secretary and
                                           Director